Exhibit 4.09

MEMORANDUM RELATING TO AGREEMENT DATED 30 MARCH 2004 BETWEEN RIO TINTO LIMITED AND MR RICHARD LEIGH CLIFFORD (“THE DIRECTOR”) AND TO BE ANNEXED HERETO

With effect from 1 March 2005 the remuneration specified in Clause 6(A) of the above-mentioned Agreement is £827,000 (A$2,028,270) per annum.

The Remuneration Committee of the Board, consisting solely of non-executive directors, is responsible for the introduction and operation of executive directors’ bonus arrangements.

With effect from 27 May 1998, executive directors have been eligible to participate in two bonus schemes, the Mining Companies Comparative Plan and the Share Option Plan. Details of which are set out in appendix I and appendix II respectively.

Executive directors are also eligible to receive a cash bonus under the company’s Short Term Incentive Scheme, with a target bonus of 60% of basic salary and with bonus potential capped at 120% of salary. The award depends on performance against financial and strategic criteria determined by the Remuneration Committee.

for and on behalf of RIO TINTO LIMITED

/s/ Anette V Lawless

Assistant Secretary